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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 55)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                        87927W10
      (Title of class of securities)                            (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                         APRIL 28, 2007 AND MAY 4, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

-------------------------------------        -----------------------------------
CUSIP No.  87927W10                    13D                          Page 2 of 8
-------------------------------------        -----------------------------------

---------------  -------------------------------------------------------------
      1          NAME OF REPORTING PERSON    PIRELLI & C. S.p.A.
                 I.R.S. IDENTIFICATION NO.   Not Applicable
                 OF ABOVE PERSON
---------------  -------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a)[X]
                 GROUP:                                         (b)[_]
---------------  -------------------------------------------------------------
      3          SEC USE ONLY
---------------  -------------------------------------------------------------
      4          SOURCE OF FUNDS:                      BK, WC
---------------  -------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------  -------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION:         Italy
---------------  -------------------------------------------------------------
                     7        SOLE VOTING POWER:            182,113,185
   NUMBER OF
    SHARES       -----------  ------------------------------------------------
 BENEFICIALLY        8        SHARED VOTING POWER:         2,407,345,359
   OWNED BY                                                (See Item 5)
     EACH        -----------  ------------------------------------------------
   REPORTING         9        SOLE DISPOSITIVE POWER:       182,113,185
 PERSON WITH
                 -----------  ------------------------------------------------
                     10       SHARED DISPOSITIVE           2,407,345,359
                              POWER:                        (See Item 5)
---------------  -------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED       2,589,458,544
                 BY REPORTING PERSON:
---------------  -------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES:                                        [_]
---------------  -------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW      19.35%
                 (11):
---------------  -------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:       CO

---------------  -------------------------------------------------------------

------------------------------------        ----------------------------------
CUSIP No.  87927W10                   13D                         Page 3 of 8
------------------------------------        ----------------------------------

---------------  -------------------------------------------------------------
      1          NAME OF REPORTING PERSON    OLIMPIA S.p.A.
                 I.R.S. IDENTIFICATION NO.   Not Applicable
                 OF ABOVE PERSON
---------------  -------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a)[X]
                 GROUP:                                         (b)[_]
---------------  -------------------------------------------------------------
      3          SEC USE ONLY
---------------  -------------------------------------------------------------
      4          SOURCE OF FUNDS:                      WC
---------------  -------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------  -------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION:         Italy
---------------  -------------------------------------------------------------
                     7        SOLE VOTING POWER:                 0
   NUMBER OF
    SHARES       -----------  ------------------------------------------------
 BENEFICIALLY        8        SHARED VOTING POWER:         2,407,345,359
   OWNED BY                                                (See Item 5)
     EACH        -----------  ------------------------------------------------
  REPORTING          9        SOLE DISPOSITIVE POWER:            0
 PERSON WITH
                 -----------  ------------------------------------------------
                     10       SHARED DISPOSITIVE           2,407,345,359
                              POWER:                        (See Item 5)
---------------  -------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED       2,407,345,359
                 BY REPORTING PERSON:                       (See Item 5)
---------------  -------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES:                                        [_]
---------------  -------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW      17.99%
                 (11):                                             (See Item 5)
---------------  -------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:       CO

---------------  -------------------------------------------------------------

           This Amendment No. 55 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy) ("PIRELLI"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A. ("OLIMPIA"), a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli, Olimpia, Sintonia S.p.A. (which, it publicly announced on March 9, 2007, has replaced Edizione Holding in various shareholders agreements relating to Olimpia) and Sintonia S.A. (which, according to Sintonia S.p.A.'s public announcement, is the new name of Edizione Finance) are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Sintonia S.p.A., its predecessor Edizione Holding or Sintonia S.A. has been provided by the nominating person or by such nominee director or officer.

ITEM 4.    PURPOSE OF TRANSACTION

           The information contained in Items 5 and 6 below is incorporated herein by reference. A copy of the joint press release issued by Pirelli and Sintonia S.p.A. and Sintonia S.A. (collectively, the "SINTONIA SELLERS") announcing the transaction is filed as Exhibit 114 and incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           On May 4, 2007, Pirelli and the Sintonia Sellers entered into a Stock Sale Purchase Agreement (the "SHARE PURCHASE AGREEMENT") with Telefonica S.A., Assicurazioni Generali S.p.A. ("GENERALI"), Sintonia S.A. (in its capacity as buyer), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. ("MEDIOBANCA") (collectively, the "PURCHASERS") for the sale of 100% of the share capital of Olimpia (the "OLIMPIA SHARES").
Information contained in Item 6 below concerning the Share Purchase Agreement is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

           The summary of certain material provisions of the Share Purchase Agreement below does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 115, which is incorporated herein by reference.

           Pursuant to the Share Purchase Agreement, in consideration for 100% of the share capital of Olimpia, the Purchasers have agreed to pay a total amount of euro 2.82 per Telecom Italia share multiplied by 2,407,345,359 Telecom Italia shares, less Olimpia's total net debt (as defined under the Share Purchase Agreement) as of the closing date. The provisional purchase price for 100% of Olimpia's share capital is expected to be approximately euro 4.1 billion.

           The Share Purchase Agreement provides, among other things, that (i) the Olimpia Shares will be purchased and sold with the right of the Purchasers to receive any dividends distributed by Olimpia after the closing of the transaction, even if accrued prior to the closing and (ii) the completion of the purchase of the Olimpia Shares is subject to approval and authorizations by competent authorities. In addition, Pirelli and the Sintonia Sellers have agreed that between the date of the Share Purchase Agreement and the closing of the transactions contemplated thereby:

      o Pirelli and the Sintonia Sellers will not enter into any agreement which may affect the title or transferability of the Olimpia Shares;

      o     the Olimpia by-laws will not be amended;

      o Olimpia will not issue any shares, pay any dividends or otherwise carry out any extraordinary corporate transaction; and

      o Olimpia will, in general, conduct its business in the ordinary course and consistently with past practice.

           The Share Purchase Agreement provides that, upon the closing of the transaction, (i) Olimpia, Pirelli, the Sintonia Sellers and the relevant Purchasers shall terminate all existing shareholders' agreements concerning Olimpia and Telecom Italia, including the "Shareholders Agreement" (as defined in the Schedule 13D filed on August 9, 2001) and the shareholders' agreement dated as of October 18, 2006, entered into between Pirelli, Edizione Holding, Olimpia, Generali and Mediobanca, and (ii) three directors of Telecom Italia designated by Pirelli will resign from the Board.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           114. Press Release, dated as of April 28, 2007, issued by Pirelli &
C. S.p.A., Sintonia S.p.A. and Sintonia S.A.

           115. Stock Sale Purchase Agreement, dated as of April 28, 2007, by and among Pirelli & C. S.p.A., Sintonia S.p.A., Sintonia S.A., as Sellers, and Telefonica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., as Purchasers.

SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2007

                                        PIRELLI & C. S.p.A.


                                        By:    /s/ Anna Chiara Svelto
                                            ------------------------------
                                           Name: Anna Chiara Svelto
                                           Title:  Attorney-in-fact


                                          OLIMPIA S.p.A.


                                        By:    /s/ Luciano Gobbi
                                            ------------------------------
                                           Name: Luciano Gobbi
                                           Title:  Director and Attorney-in-fact

                                  EXHIBIT INDEX

      Exhibit No.
      -----------

114. Press Release, dated as of April 28, 2007, issued by Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A.

115. Stock Sale Purchase Agreement, dated as of April 28, 2007, by and among Pirelli & C. S.p.A., Sintonia S.p.A., Sintonia S.A., as Sellers, and Telefonica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., as Purchasers.